Exhibit 99.1

Forward Pharma ( Nasdaq:FWP ) Corporate Update September 25, 2018 2018© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer

2 Forward - Looking Statements Certain statements in this presentation may constitute “forward - looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements which contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential” . Forward - looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements . Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward - looking statements and include, among others, risks related to the following : the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc . and certain other parties thereto ; our ability to obtain, maintain, enforce and defend issued patents with royalty - bearing claims ; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ’ 871 application ; our ability to prevail in or obtain a favorable decision in the ‘ 355 European Opposition Proceedings, after all appeals ; the expected timing for key activities and an ultimate ruling in such legal proceedings ; the issuance and term of our patents ; future sales of Tecfidera ® , including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures ; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties ; and our ability to generate revenue from product sales in the U . S . directly or through an assignee of our U . S . co - exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U . S . Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2017 . We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward - looking statements contained in this presentation as a result of new information, future events or otherwise . 2018© Forward Pharma A/S

3 Investment Highlights ▪ Tecfidera® (DMF) remains a leading therapy for multiple sclerosis ▪ Global sales: 2017 ($ 4.2 B); 2022 (forecast to $4.46 B) ▪ US sales ~80%; ex - US sales ~20% ▪ FWP has IP - gated access to future royalties on Tecfidera® sales ▪ Irrevocable license to all DMF IP granted to Biogen in January 2017 ▪ Potential future royalties on Tecfidera® sales dependent on ▪ in US: upcoming legal decision expected in 2018 ▪ outside US: outcome of appeal of Opposition Division decision ▪ Business optimized to support ongoing IP strategy and continuing obligations per Settlement and License Agreement ▪ Capital reduction and shareholder distribution of EUR 917.7 M effected September 2017 2018© Forward Pharma A/S

Share Value Drivers under the Settlement and License Agreement

FORWARD PHARMA

Tecfidera® Global Sales
Actual $4.2 B (2017)
Expected ~$4.5 B (2022)[1]


Tecfidera® US sales (~80%)
Tecfidera® ex-US sales (~20%)
Forward Pharma Working Capital
Potential Royalties from US net sales of Tecfidera®
Potential Royalties from ex-US net sales of Tecfidera®

1. Analyst consensus estimates, EvaluatePharma, May 2017. Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2017, where risk factors are identified and described in detail.

2018© Forward Pharma A/S
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5 Risk - Reward guides choice of therapy in MS 2018© Forward Pharma A/S Increasing Burden of Treatment Increasing Efficacy Autologous Stem Cell Transplantation Dimethyl Fumarate Glatiramer Acetate Interferon - B Teriflunomide Daclizumab Ocrelizumab Natalizumab JC Negative Natalizumab JC Positive Alemtuzumab Mitoxantrone Fingolimod Adapted from Coles A, Newer therapies for multiple sclerosis. Ann Indian Acad Neurol 2015;18, Suppl S1:30 - 4

6 Factors Influencing Future Tecfidera® Sales ▪ Regulatory Data Exclusivity and Patent Protection ▪ Settlement and License Agreement adds Forward Pharma IP ▪ Overall drug pricing trends ▪ Potential generic entrants and additional S1P modulators 2018© Forward Pharma A/S Tecfidera® Prescriptions. 4 - week trailing average, US only Source: IQVIA, current per week of 10 August 2018 NRx , New prescriptions; TRx , Total prescriptions.

7 Gating Events for Royalties on Tecfidera® Net Sales 2018© Forward Pharma A/S The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, a nd qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward’s website. Potential investors and current shareholder s a re strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2017. US Ex - US If we prevail in the EP’355 Opposition Proceedings, including any appeals, and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF If we prevail after all appeals to the Federal Circuit in the Interference Proceedings and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF US Royalties as described on next slide Ex - US Royalties as described on next slide Gating event Gating event

8 Rates on Potential Royalty of Tecfidera® Net Sales 2018© Forward Pharma A/S HSR antitrust clearance Exclusive license (a) Subject to, among other things, expiration or invalidation of the patents or impact of generic entry on a country - by - country basis, as defined in the Settlement and License Agreement (b) Royalties payable on a country - by - country basis on DMF - containing products indicated for MS that, but for the Settlement and Lic ense Agreement, would infringe a Forward licensed patent Royalty ( a,b ) Yes No Backup Scenario: January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20% Co - exclusive license January 1, 2023 and after: 1% FWP retains right to develop and commercialize or outlicense FP187 or another DMF - containing formulation, on one occasion only, to a single third party Royalty ( a,b ) Ex - US US Exclusive license Royalty ( a,b ) January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20%

9 Timeline for IP litigation in U.S. 2018© Forward Pharma A/S Forward Pharma Notice of Appeal May 30, 2017 Nov 16, 2017 H2/2018 Sep 5, 2017 Expected Decision Forward Pharma Appeal Brief Oral Argument Forward Pharma Reply Brief Biogen Responsive Brief Jun 4, 2018 Dec 21, 2017 Dates represent current estimates of the timeline; a green tick mark signifies actual date of completed event. Documents for the US appeal can be located through https://ecf.cafc.uscourts.gov/ Federal Circuit Appeal of Interference

10 USPTO Interference Proceedings ▪ Interference declared April 13, 2015 A patent interference is an administrative proceeding at the Patent and Trial Appeal Board (PTAB) of the U.S. Patent and Trademark Office (USPTO) used to determine which party is the first to invent a common invention claimed by both parties. ▪ Forward awarded “Senior Party” status The Senior Party has the earliest effective filing date to the common invention; entitled to the presumption that it is the first inventor. ▪ On March 31, 2017, the USPTO PTAB ruled in favor of Biogen Without addressing which party was the first to invent the common invention claimed by both parties, the PTAB concluded that the Forward patent application did not have sufficient written description support for the claimed invention. ▪ Forward is appealing the ruling to the U.S. Court of Appeals for the Federal Circuit Specialist team led by Kathleen Sullivan from Quinn Emanuel Urquhart & Sullivan, LLP. Oral argument held on June 4, 2018. Decision awaited. Should the Forward appeal be successful, the interference will be returned to the USPTO to resume the interference proceedings. After completion of the interference proceedings, a further appeal to the U.S. Court of Appeals is possible. 2018© Forward Pharma A/S

11 Timeline for the appeal of the first instance decision in the EP‘355 Opposition Proceedings 2018© Forward Pharma A/S May 7, 2018 Dates represent current estimates of the timeline; a green tick mark signifies actual date of completed event. Documents can be located through https://register.epo.org/regviewer EP‘355 patent revoked in Opposition Proceedings Jan 29, 2018 Filed notice of appeal to Technical Board of Appeal 2020 - 21 Expected Final outcome of appeal Appeal process typically concludes in ~ 3 years Aug 1, 2018 Filed statement of grounds of appeal to Technical Board of Appeal

12 European EP‘355 Opposition Proceedings ▪ EP2801355 patent granted by European Patent Office (EPO) on May 20, 2015 ▪ Subject to several oppositions filed with the EPO by third parties (including Biogen) ▪ On January 29, 2018, the Opposition Division of the EPO revoked the EP’355 patent ▪ Appeal of the decision of the Opposition Division to the Technical Board of Appeal initiated on May 7, 2018, with expected conclusion in an additional 2 - 3 years. 2018© Forward Pharma A/S

13 Balance Sheet and Operating Results Current per June 30, 2018 2018© Forward Pharma A/S ▪ Capital Reduction completed in September 2017 ▪ EUR 917.7 M distributed to shareholders ▪ Staff reduced to 5 employees (Management and Finance function) ▪ Share information (per September 24, 2018) ▪ Closing price per ADS: $ 2.50 ▪ Market Cap: $ 118.8 M ▪ July 2018 number of issued shares is 95,073,864, of which ~24% are listed as American Depositary Shares (ADS) ( Ticker: FWP ; 1 ADS represents 2 shares) Balance Sheet At June 30, 2018 USD ‘000s Cash $ 89,261 Other assets 1,204 Total assets 90,465 Total shareholder equity 85,215 Total liabilities 5,250 Total share holder equity and liabilities $ 90,465 Operating Results Six months ended June 30, 2018 USD ‘000s Revenue $ - Operating e xpenses* (7,646) Other income 2,172 Income tax benefit 204 Net loss $ (5,270) * Includes non - cash share - based compensation of $ 3.7 million

Share Value Drivers under the Settlement and License Agreement

FORWARD PHARMA

Tecfidera® Global Sales
Actual $4.2 B (2017)
Expected ~$4.5 B (2022)[1]

Tecfidera® US sales (~80%)

Tecfidera® ex-US sales (~20%)

Forward Pharma Working Capital + **Potential Royalties from US net sales of Tecfidera®** + **Potential Royalties from ex-US net sales of Tecfidera®**

1. Analyst consensus estimates, EvaluatePharma, May 2017. Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2017, where risk factors are identified and described in detail.

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15 Recent and Upcoming Events ▪ Qualifiers for future royalty from Tecfidera® sales ▪ Appeal of the U.S. PTAB interference decision to the Federal Circuit ▪ Oral Argument – June 4, 2018 ▪ Expected Decision – H2/2018 ▪ European EP‘355 Opposition Proceedings ▪ Appeal initiated – May 7, 2018 ▪ Filing of statement of grounds of appeal – August 1, 2018 2018© Forward Pharma A/S

16 Contact 2018© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer Forward Pharma Investor Relations investors@forward - pharma.com

17 Appendix 2018© Forward Pharma A/S

18 US Potential Royalty - Bearing Claims 2018© Forward Pharma A/S Application Number Description US 11/576,871 Treating MS with DMF at 480 mg/day Interference declared; FWP as Senior Party – April 13, 2015 PTAB ruled in favor of Biogen – March 31, 2017 Appeal to the Federal Circuit awaiting decision; oral argument – June 4, 2018 16/046,509 Filed July 26, 2018 Application pending (not yet published), not yet examined 14/212,503 Treating MS with DMF at 480 mg/day to reach certain MMF levels in the bloodstream On appeal from final rejection 15/988,628 Filed May 24, 2018 Application pending (not yet published), not yet examined 4 patent applications are currently pending that, if issued, may contain claims that may be royalty - bearing if Forward obtains a Relevant Patent after all appeals in the Interference Proceeding A Relevant Patent is a patent that covers treatment for MS by orally administering 480 mg per day of DMF. If we prevail in the Interference Proceeding after any appeals to the Federal Circuit, we further expect the 11/576,871 appli cat ion, if ultimately issued, would be entitled to patent term adjustment that would result in an estimated patent expiration in 2029 or later. There is no assuranc e t hat patent term adjustment would be obtained to fully compensate for all such time lost.

Ex-US Potential Royalty-Bearing Claims

FORWARD PHARMA

If Forward obtains a Relevant Patent in the European EP'355 opposition proceedings including all appeals therefrom, and can show on a country-by-country basis that Tecfidera® infringes a valid licensed patent, royalties may be payable. In Europe, there are presently four patents and patent applications with potentially royalty-bearing claims.

	Application Number	Description
Ex-US	EP14172398.1 (Pat. No. EP2801355)	Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat **Revoked by Opposition Division – January 29, 2018** **Appeal filed – May 7, 2018**
	EP15166243.4 (Pat. No. EP2965751)	Treating MS with 480-600 mg fumaric acid esters (including DMF)/day where the composition releases fumaric acid esters depending on pH. **Application pending**
	EP14172396.5 (Pat. No. EP2792349)	Controlled release composition of DMF for use in treating hyperproliferative, inflammatory or autoimmune disorders other than psoriasis with 480 mg/day **Application pending**
	EP16001391.8 (Pat. No. EP3093012)	Controlled release pharmaceutical composition comprising DMF in an amount of 50-90% by weight **Application pending**

A Relevant Patent is a patent that covers treatment for MS by orally administering 480 mg per day of DMF.

2018© Forward Pharma A/S

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Key IP Overview:
Core Composition and Erosion Matrix Patent Families[1]

Patent / Application	Patent Family	Status
U.S. App. 11/576,871	Core Composition	Pending and involved in an interference proceeding. A decision was issued by the PTAB on March 31, 2017 in favor of Biogen. Currently under appeal with the Federal Circuit.
U.S. App. 16/046,509	Core Composition	Pending.
U.S. App. 14/212,503	Core Composition	On appeal from final rejection.
U.S. App. 15/988,628	Core Composition	Pending.
EP2801355	Core Composition	Revoked by decision of January 29, 2018; under appeal.
EP1799196	Core Composition	Granted. Under opposition with EPO.
EP2801354	Core Composition	Granted. Under opposition with EPO.
EP3093012	Core Composition	Pending.
EP2965751	Core Composition	Pending.
EP2792349	Core Composition	Pending.
U.S. Patent No. 8,906,420	Erosion Matrix	Granted.
U.S. App. 15/945,005	Erosion Matrix	Pending.
EP2379063	Erosion Matrix	Granted; opposition rejected; appeal pending.
EP2564839	Erosion Matrix	Granted. Under opposition with EPO.
EP3295936	Erosion Matrix	Pending.
JP5788331	Erosion Matrix	Granted as JP2012-514624.

1. Beyond the core composition patent and erosion matrix patent families, other patent families include U.S. Patent Application Nos. 16/046,028, 15/979,894 and European Patent Application Nos. EP2879672, EP3038606 and EP3038605. As a result of the corporate restructuring that was completed pursuant to Appendix D of the Settlement and License Agreement, the intellectual property of Forward Pharma that is the subject of the Settlement and License Agreement was ultimately transferred to FWP IP ApS, a Danish limited liability company, and the capital stock of FWP IP ApS was transferred to a newly formed independent Danish foundation. For more information regarding this restructuring and transfer, see our Form 6-K and press release dated November 22, 2017.

Date of preparation: August 17, 2018

2018© Forward Pharma A/S
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